

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2011

<u>Via Facsimile</u>
Rebecca S. Crabill
Chief Financial Officer
Monarch Community Bancorp, Inc.
375 North Willowbrook Road
Coldwater, Michigan 49036

     Re: **Monarch Community Bancorp, Inc.**
              Form 10-K for the fiscal year ended December 31, 2010
              Filed April 4, 2011
              Form 10-Q for the quarter ended March 31, 2011
              Filed May 16, 2011
              File No. 000-49814

Dear Ms. Crabill:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s John P. Nolan

              John P. Nolan
              Senior Assistant Chief Accountant